FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

82-1711


06010643

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

Fosters Brewing Group

"Adoption of International Financial Reporting Standards"

Released: 1 February 2006

Pages: 52*
(including this page)

***A hard copy of the attached document will also be mailed to you today.**

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105


FOSTER'S
GROUP

1 February 2006

Adoption of International Financial Reporting Standards

Foster's today released unaudited financial information prepared under the Australian equivalents to International Financial Reporting Standards (AIFRS) for the 6 months ended 31 December 2004 and year ended 30 June 2005. Foster's has also provided preliminary guidance on the impact of the adoption of the Financial Instruments Standards on 1 July 2005. The adoption of AIFRS and the Financial Instrument Standards do not change Foster's business strategy, cash flow or ability to continue to pay dividends.

Restatement of Comparative Financial Information on Transition to AIFRS

Foster's is required to adopt AIFRS from 1 July 2005. The Group's first fully AIFRS compliant financial statements will be presented for the year ended 30 June 2006, with interim accounts for the period ended 31 December 2005. Comparative information is required to be restated in both sets of accounts.

In July 2005 Foster's provided preliminary estimates of the adjustments required on transition to AIFRS at 1 July 2004, adjustments to financial statements for the 6 months ended 31 December 2004, and a summary of changes under AIFRS which were likely to have an ongoing impact on the income statement.

Foster's has now completed its analysis of the adjustments to be made to restate the comparative financial information for both the 6 months ended 31 December 2004 and the year ended 30 June 2005. Reconciliations between previous Australian GAAP (AGAAP) and AIFRS comparative financial information, and restated results presentation slides relating to the 6 months ended 31 December 2004 and the year ended 30 June 2005 are included as attachments to this release.

The key changes to comparative financial information on the transition to AIFRS are:

- Net assets under AIFRS at 1 July 2004 are $3,314.9 million, which is $52.9 million lower than the preliminary estimate provided by Foster's in July 2005, primarily as a result of the finalisation of tax adjustments.
- For the 6 months ended 31 December 2004
  - Net profit under AIFRS is $773.5 million, which is $9.7 million lower than the preliminary estimate provided by Foster's in July 2005, primarily as a result of finalisation of tax adjustments.

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

- Reported earnings per share under AIFRS is 38.7 cents per share, 0.9 cents per share higher than reported under AGAAP. Normalised earnings per share under AIFRS is 15.1 cents per share, 0.7 cents lower than reported under AGAAP.
- Net assets under AIFRS at 31 December 2004 are $3,688.5 million, which is $32.6 million lower than the preliminary estimate provided by Foster's in July 2005 as a result of the finalisation of tax adjustments.

- For the year ended 30 June 2005:
  - Net profit under AIFRS is $919.9 million, which is $16.2 million lower than reported under AGAAP.
  - Reported earnings per share is 46.0 cents per share, 0.8 cents per share lower than reported under AGAAP. Normalised earnings per share under AIFRS is 27.0 cents, 1.3 cents lower than reported under AGAAP.
  - Net assets under AIFRS are $3,707.2 million, which is $1,236.9 million lower than reported under AGAAP.
  - Adjustments to net profit and net assets include transitional adjustments relating to the acquisition of Southcorp in May 2005. AIFRS requires certain costs capitalised to goodwill under AGAAP, such as restructuring costs, to be expensed and also requires certain contingent liabilities to be recognised in the balance sheet as part of the fair value of net assets acquired. Adjustments on transition to AIFRS relating to the acquisition of Southcorp reduce net profit by $40.6 million and decrease goodwill by $6.3 million.

Confirmation of Earnings Guidance for the year to 30 June 2006

Foster's has previously indicated 2006 year normalised earnings per share growth would meet the company's long term growth target of 10% on an AGAAP basis – based on normalised 2005 full year earnings per share of 28.3 cents per share.

Following the restatement of 2005 full year normalised earnings per share under AIFRS to 27.0 cents per share, Foster's confirms that 2006 year normalised earnings per share guidance is for growth of 12–14%. The company would have expected similar growth had it continued to report under AGAAP for the 2006 year.

All future guidance and commentary from Foster's will be on the basis of AIFRS.

Financial Instruments Standards

Foster's is required to adopt *AASB 132 Financial Instruments: Disclosure and Presentation* and *AASB 139 Financial Instruments: Recognition and Measurement* from 1 July 2005. Comparative financial information is not required to be restated.

These standards require all derivative instruments to be carried at fair value on the Group's balance sheet and impose specific requirements to achieve hedge accounting treatment. Foster's has identified hedge relationships and completed documentation to enable it to designate its interest rate swaps and foreign exchange contracts as being effective hedges.

Key changes following the adoption of the Financial Instruments Standards are:

- Ongoing adjustment to gross debt to reflect fair value adjustments to the fixed rate portion of gross debt.
- Recognition of derivatives on the balance sheet at fair value and disclosed as Financial Instruments. Foster's will calculate net debt by deducting cash and the fair value of fixed debt interest rate swaps from gross debt.
- Gross debt will be disclosed net of deferred issuance costs.

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

FOSTER'S GROUP

Inspiring Global Enjoyment

Adoption of International Financial Reporting Standards

Impact of IFRS on Foster's

- Applies from 1 July 2005
- 5 key components for Foster's:
  - Transitional adjustments (1 July 04)
  - Ongoing P&L Impacts
  - Impact on Southcorp acquisition accounting
  - Significant item disclosure
  - Financial instruments (1 July 05)
- Reminder - No impact on strategy, cash flow, ability to pay dividends


Transitional Adjustments –
Net Assets at 1 July 04
FOSTER'S
GROUP
4000
3000
2000
Tax Adjustments
Key adjustments relate to internally generated CUB brands and deferred taxes


Ongoing P&L Impacts –
Net Profit 6 months to Dec 04
FOSTER'S
GROUP
Tax Effect


Restated Comparatives –
Net Assets as at 31 Dec 04
FOSTER'S


Ongoing P&L Impacts –
Net Profit 12 months to 30 June 05
FOSTER'S


Restated Comparatives –
Net Assets as at 30 June 05
FOSTER'S GROUP
(772.3)
7


Impact of AIFRS on Southcorp acquisition accounting
FOSTER'S GROUP
AGAAP requires acquisition restructuring costs to be included in goodwill
AIFRS requires these costs to be charged to current period earnings
Impact on Foster's acquisition accounts is $88.5m
Other charges of $5.1m will also be recognised in the P&L
Total P&L charge relating to Southcorp restructuring $80.9m ($73.8m pre-tax)

Significant Item Disclosure

FOSTER'S GROUP

Significant Items	HY05	FY05
Significant items (post tax) – AGAAP	461.7	454.3
less: Lensworth profit on disposal	(454.2)	(451.2)
Southcorp restructuring costs	-	(50.9)
Wine services goodwill impairment	-	(3.1)
Significant items – continuing operations – AIFRS	7.5	(50.9)
Discontinued operations		
Lensworth operating result (post tax)	16.9	16.6
plus: Lensworth profit on divestment (per above)	454.2	451.2
Net profit from discontinued operations	471.1	467.8

Financial Instruments Transition

FOSTER'S GROUP

- *Adoption from 1 July 2005* – no requirement to restate comparative financial information
- Fixed rate debt marked to market ($130m at 1 July 2005)
- Derivatives recognised on balance sheet at fair value and disclosed as Financial Instruments ($130m at 1 July 2005)
- Movements in market value of debt are offset by changes in value of derivatives
- $26.6m of debt issuance costs *to be reclassified* from Other assets to Gross borrowings
- Net debt at 1 July 2005 reduces to $4,207.2m, primarily as a result of the reclassification of debt issuance costs
- No material impact expected from hedge valuation variances

AIFRS Comparatives

(a) At the date of transition to AIFRS: 1 July 2004	Note	Consolidated Previous AGAAP $m	 Effect of transition to AIFRS $m	 AIFRS $m
Current assets				
Cash assets		709.6		709.6
Receivables		692.1		692.1
Inventories	(j)	1,054.8	(20.8)	1,034.0
Other financial assets		0.1		0.1
Other current assets		55.8		55.8
Non-current assets classified as held for sale	(j)	-	202.6	202.6
Total current assets		2,512.4	181.8	2,694.2
Non-current assets				
Receivables		82.8		82.8
Inventories	(f)	552.6	(33.7)	518.9
Investments accounted for using the equity method		91.3		91.3
Other financial assets		76.9		76.9
Property, plant and equipment	(f), (j)	2,142.5	(164.2)	1,978.3
Agricultural assets	(j)	265.3	(21.4)	243.9
Intangible assets	(b), (c)	2,285.8	(789.3)	1,496.5
Deferred tax assets	(d)	387.0	5.8	392.8
Other non-current assets		46.5		46.5
Total non-current assets		5,930.7	(1,002.8)	4,927.9
Total assets		8,443.1	(821.0)	7,622.1
Current liabilities				
Payables	(j)	722.0	(26.7)	695.3
Interest bearing liabilities		1,112.2		1,112.2
Current tax liabilities		53.9		53.9
Provisions	(j), (n)	172.1	43.5	215.6
Liabilities directly associated with non-current assets held for sale	(j)	-	28.1	28.1
Total current liabilities		2,060.2	44.9	2,105.1
Non-current liabilities				
Payables		126.4		126.4
Interest bearing liabilities		1,259.6		1,259.6
Deferred tax liabilities	(d)	307.8	451.0	758.8
Provisions	(e), (n)	88.9	(31.6)	57.3
Total non-current liabilities		1,782.7	419.4	2,202.1
Total liabilities		3,842.9	464.3	4,307.2
Net assets		4,600.2	(1,285.3)	3,314.9
Equity				
Shareholders' interest				
Contributed equity		3,570.7		3,570.7
Reserves	(a), (c), (i)	(75.8)	84.7	8.9
Retained profits	(l)	1,060.5	(1,370.0)	(309.5)
Total parent entity interest		4,555.4	(1,285.3)	3,270.1
Outside equity interests in controlled entities		44.8		44.8
Total equity		4,600.2	(1,285.3)	3,314.9

AIFRS Comparatives

(b) At the end of the last half-year reporting under previous AGAAP: 31 December 2004	Note	Consolidated Previous AGAAP $m	Consolidated Effect of transition to AIFRS $m	AIFRS $m
Current assets				
Cash assets		1,390.5		1,390.5
Receivables		858.5		858.5
Inventories	(j)	972.4	(20.9)	951.5
Other financial assets		-		0.0
Other current assets		55.9		55.9
Non-current assets classified as held for sale	(j)	-	174.7	174.7
Total current assets		3,277.3	153.8	3,431.1
Non-current assets				
Receivables		72.4		72.4
Inventories	(f)	286.0	(30.8)	255.2
Investments accounted for using the equity method	(g)	61.2	0.6	61.8
Other financial assets		0.3		0.3
Property, plant and equipment	(f), (j)	2,079.6	(143.7)	1,935.9
Agricultural assets	(j)	243.9	(15.4)	228.5
Intangible assets	(b), (c), (g)	2,139.4	(759.7)	1,379.7
Deferred tax assets	(d)	308.1	9.4	317.5
Other non-current assets		58.3		58.3
Total non-current assets		5,249.2	(939.6)	4,309.6
Total assets		8,526.5	(785.8)	7,740.7
Current liabilities				
Payables	(j)	794.8	(25.3)	769.5
Interest bearing liabilities		772.9		772.9
Current tax liabilities		11.1		11.1
Provisions	(j), (n)	112.1	38.2	150.3
Liabilities directly associated with non-current assets held for sale	(j)		26.7	26.7
Total current liabilities		1,690.9	39.6	1,730.5
Non-current liabilities				
Payables		83.4		83.4
Interest bearing liabilities		1,427.9		1,427.9
Deferred tax liabilities	(d)	297.5	463.4	760.9
Provisions	(e), (n)	75.8	(26.3)	49.5
Total non-current liabilities		1,884.6	437.1	2,321.7
Total liabilities		3,575.5	476.7	4,052.2
Net assets		4,951.0	(1,262.5)	3,688.5
Equity				
Shareholders' interest				
Contributed equity	(i)	3,478.9	2.5	3,481.4
Reserves	(a), (c), (i)	(173.7)	88.5	(85.2)
Retained profits	(l)	1,607.6	(1,353.5)	254.1
Total parent entity interest		4,912.8	(1,262.5)	3,650.3
Outside equity interests in controlled entities		38.2		38.2
Total equity		4,951.0	(1,262.5)	3,688.5

AIFRS Comparatives

(c) At the end of the last reporting period under previous AGAAP: 30 June 2005	Note	Consolidated Previous AGAAP $m	Effect of transition to AIFRS $m	AIFRS $m
Current assets				
Cash assets		792.1		792.1
Receivables		989.3		989.3
Inventories	(j), (k)	1,497.5	(8.5)	1,489.0
Other financial assets				0.0
Other current assets		57.4		57.4
Non-current assets classified as held for sale	(j)		107.6	107.6
Total current assets		3,336.3	99.1	3,435.4
Non-current assets				
Receivables	(k)	80.7	0.5	81.2
Inventories	(f), (j)	439.1	(38.2)	400.9
Investments accounted for using the equity method	(g)	62.0	1.3	63.3
Other financial assets				0.0
Property, plant and equipment	(f), (j)	2,555.4	(89.2)	2,466.2
Agricultural assets	(j)	419.6	(5.4)	414.2
Intangible assets	(b), (c), (g), (k)	4,368.7	(737.4)	3,631.3
Deferred tax assets	(d)	365.2	12.9	378.1
Other non-current assets		118.3		118.3
Total non-current assets		8,409.0	(855.5)	7,553.5
Total assets		11,745.3	(756.4)	10,988.9
Current liabilities				
Payables	(j)	1,039.7	(13.3)	1,026.4
Interest bearing liabilities		597.1		597.1
Current tax liabilities		45.8		45.8
Provisions	(j), (k), (n)	182.9	41.0	223.9
Liabilities directly associated with non-current assets held for sale	(j)	0.0	27.0	27.0
Total current liabilities		1,865.5	54.7	1,920.2
Non-current liabilities				
Payables	(j)	105.4	(12.9)	92.5
Interest bearing liabilities		4,431.6		4,431.6
Deferred tax liabilities	(d)	325.7	467.3	793.0
Provisions	(e), (j), (k), (n)	73.0	(28.6)	44.4
Total non-current liabilities		4,935.7	425.8	5,361.5
Total liabilities		6,801.2	480.5	7,281.7
Net assets		4,944.1	(1,236.9)	3,707.2
Equity				
Shareholders' interest				
Contributed equity	(i)	3,524.0	4.9	3,528.9
Reserves	(a), (c), (i)	(289.3)	210.5	(78.8)
Retained profits	(l)	1,670.9	(1,452.3)	218.6
Total parent entity interest		4,905.6	(1,236.9)	3,668.7
Outside equity interests in controlled entities		38.5		38.5
Total equity		4,944.1	(1,236.9)	3,707.2

AIFRS Comparatives

(a) Reconciliation of profit for the half-year ended 31 December 2004	Note	Previous AGAAP $m	Consolidated Effect of transition to AIFRS Disclosure $m	Financial $m	AIFRS $m
Revenue	(h)	2,030.1	95.0		2,125.1
Cost of Sales	(h)	(1,062.0)	10.8		(1,051.2)
Gross Profit		968.1	105.8		1,073.9
Other Income	(h)	1,147.4	(1,090.9)		56.5
Selling expenses	(h)	(176.5)	55.9		(120.6)
Marketing expenses		(192.3)			(192.3)
Distribution expenses		(37.7)			(37.7)
Administration expenses	(h)	(294.8)	18.3		(276.5)
Other expenses	(c), (g), (h), (l), (m)	(492.2)	427.3	23.3	(41.6)
Share of profit of associates	(g)	3.0		0.6	3.6
Profit from continuing operations before tax and finance costs		925.0	(483.6)	23.9	465.3
Finance income	(h)	39.5	(29.4)		10.1
Finance costs	(f), (h)	(75.2)	29.4	1.4	(44.4)
Net finance costs		(35.7)	0.0	1.4	(34.3)
Profit before tax from continuing operations	(m)	889.3	(483.6)	25.3	431.0
Income tax expense	(d), (h)	(128.9)	12.5	(8.8)	(125.2)
Profit after tax from continuing operations		760.4	(471.1)	16.5	305.8
Net profit from discontinued operations	(h)		471.1	-	471.1
Net profit attributable to outside equity interest		(3.4)			(3.4)
Net profit attributable to members of Foster's Group Limited		757.0	-	16.5	774.5

(b) Reconciliation of profit for the year ended 30 June 2005	Note	Previous AGAAP $m	Consolidated Effect of transition to AIFRS Disclosure $m	Financial $m	AIFRS $m
Revenue	(h)	3,972.3	237.8		4,210.1
Cost of Sales	(h)	(1,990.8)	17.6		(1,973.2)
Gross Profit		1,981.5	255.4		2,236.9
Other Income	(h)	1,363.8	(1,298.9)		64.9
Selling expenses	(h)	(289.0)	57.0		(232.0)
Marketing expenses		(379.6)			(379.6)
Distribution expenses		(112.4)			(112.4)
Administration expenses	(h)	(674.9)	66.4		(608.5)
Other expenses	(c), (g), (h), (i), (k), (m)	(638.1)	436.5	(17.6)	(219.2)
Share of profit of associates	(g)	5.7		1.3	7.0
Profit from continuing operations before tax and finance costs		1,257.0	(483.6)	(16.3)	757.1
Finance income	(h)	108.0	(71.9)		36.1
Finance costs	(f), (h)	(207.1)	71.9	3.0	(132.2)
Net finance costs		(99.1)	0.0	3.0	(96.1)
Profit before tax from continuing operations	(m)	1,157.9	(483.6)	(13.3)	661.0
Income tax expense	(d), (h)	(216.5)	15.8	(2.9)	(203.6)
Profit after tax from continuing operations		941.4	(467.8)	(16.2)	457.4
Net profit from discontinued operations	(h)		467.8		467.8
Net profit attributable to outside equity interest		(5.3)			(5.3)
Net profit attributable to members of Foster's Group Limited		936.1	-	(16.2)	919.9

AIFRS Comparatives

	1 July 2004 $m	31 December 2004 $m	30 June 2005 $m
(a) Foreign Currency Translation Reserve			
In accordance with an election made under AASB 1 "First Time Adoption of Australian Equivalents to International Financial Reporting Standards", the cumulative foreign currency translation reserve (FCTR) balance relating to all foreign operations has been reset to nil as at 1 July 2004. The financial impact of this accounting policy change is to reduce the FCTR with a corresponding decrease in retained earnings.	294.3	294.3	343.9
(b) Impairment of Assets			
In accordance with the requirements of AASB 136 "Impairment of Assets", impairment of asset testing is performed on a discounted future cash flow basis for each cash-generating unit. Under previous AGAAP the assessment of recoverable amount of non-current assets was made with reference to undiscounted cash flows. On transition to AIFRS, an adjustment is required to reduce the carrying value of goodwill due to the effect of discounting or identified impairment. The financial impact of this accounting policy change is to reduce the carrying value of goodwill and retained earnings in the following segment:			
- Wine/Australia	-	-	3.1
- Wine/Americas	5.0	5.0	5.0
	5.0	5.0	8.1

	Half Year Ended 31 December 2004 $m	Year Ended 30 June 2005 $m
The financial impact in the Income Statement is an impairment to goodwill in the following segment:		
- Wine/Australia	-	3.1

	1 July 2004 $m	31 December 2004 $m	30 June 2005 $m
(c) Brand Names, Mailing Lists, Patents and Licenses			
In accordance with AASB 138 "Intangible Assets," internally generated brand names and mailing lists have been derecognised, as the standard does not permit the recognition of internally generated intangibles. The financial impact of this accounting policy change is to reduce non-current Intangible assets. This adjustment has been initially applied to eliminate the remaining asset revaluation reserve ($218.5 million) with the remainder ($565.8 million) reducing retained earnings. The reduction in intangible assets has occurred in the following segments:			
- Australian Beer/Australia	678.1	678.1	678.1
- Wine/Australia	35.6	35.6	35.6
- Wine/Asia and Pacific	1.9	1.9	1.9
- Wine/Europe	57.9	57.9	57.9
- Wine/Americas	10.8	10.8	10.8
	784.3	784.3	784.3

AIFRS Comparatives

	Half Year Ended 31 December 2004 $m	Year Ended 30 June 2005 $m
The financial impact in the Income Statement is a reduction in the amortisation expense for brand names and mailing lists, and hence an increase in profit in the following segments:		
- Wine/Australia	4.6	9.4
- Wine/Americas	1.4	2.7
	6.0	12.1

	1 July 2004 $m	31 December 2004 $m	30 June 2005 $m
(d) Income Taxes			
Under AASB 112 "Income Taxes," tax effect accounting prescribes the balance sheet liability approach as opposed to the previous AGAAP Group policy which applied the profit and loss approach. Under this new method, temporary differences will be identified for each asset and liability rather than accounting for the effects of timing and permanent differences between taxable income and accounting profit. In addition, the test for recognition of tax losses has changed from "virtually certain" under the previous guidance to a test of probability. The effects of the adoption of AIFRS are as follows:			
Deferred Tax Assets			
- Deferred tax asset on unbooked tax losses	24.7	24.7	24.7
- Deferred tax asset on unrealised foreign exchange adjustments	(22.0)	(22.0)	(22.0)
- Other miscellaneous adjustments	3.1	6.7	10.2
	5.8	9.4	12.9
Deferred Tax Liabilities			
- Deferred tax liability on brand names	(277.7)	(277.7)	(277.7)
- Deferred tax liability on property, plant and equipment	(151.5)	(151.5)	(151.5)
- Deferred tax liability on grape vines	(36.0)	(36.0)	(36.0)
- De-recognition of deferred tax liability on capitalised interest	11.3	11.3	11.3
- Other miscellaneous adjustments	2.9	(9.5)	(13.4)
	(451.0)	(463.4)	(467.3)
Net Debit to Retained Earnings	**(445.2)**	**(454.0)**	**(454.4)**
(e) Employee Benefits – Superannuation			
Under AASB 119 "Employee Benefits," the Group recognises the net position of defined benefit superannuation funds in the balance sheet, based on an actuarial calculation. On transition, the initial adjustment is to retained earnings, with subsequent movements recorded directly in retained earnings. The financial impact of this accounting policy change is to increase non-current provisions. For the Corporate adjustment, there is a corresponding decrease in retained earnings. For the Wine balances, these relate to adjustments in the underlying Southcorp net assets, therefore for these amounts, a corresponding adjustment is made to goodwill. Adjustments have occurred in the following segments:			
- Wine/Australia – surplus	-	-	0.5
- Wine/Americas – deficit	-	-	(0.4)
- Corporate - deficit	(13.3)	(13.3)	(10.8)
	(13.3)	**(13.3)**	**(10.7)**

AIFRS Comparatives

	1 July 2004 $m	31 December 2004 $m	30 June 2005 $m
(f) Borrowing Costs			
Under AASB 123 "Borrowing costs" can be expensed or capitalised. The Group has decided to change its previous accounting policy so that borrowing costs are now expensed as incurred rather than capitalising borrowing costs for qualifying assets. The financial impact of this accounting policy change is to reduce non-current inventory and property, plant and equipment, and retained earnings:			
- Inventory	33.7	30.8	30.9
- Property, plant and equipment	3.8	5.3	3.6
	37.5	36.1	34.5

	Half Year Ended 31 December 2004 $m	Year Ended 30 June 2005 $m
Interest that was previously capitalised was subsequently amortised over time into interest expense. The financial impact on the income statement therefore is the net difference between the expensing of the interest expense and the reversal of the previously recorded amortisation and results in a decrease in net interest expense of $1.4 million for the half year ended 31 December 2004 and $3.0 million for the year ended 30 June 2005.		
- Interest capitalised on qualifying assets	8.0	15.7
- amortisation of interest capitalised on qualifying assets	(9.4)	(18.7)
	(1.4)	(3.0)
(g) Goodwill		
Under AASB 3 "Business Combinations", amortisation of goodwill is prohibited. The effect of this is to increase the value of goodwill in the balance sheet and reduce the goodwill amortisation expense in the income statement in the following segments:		
- Australian Beer	3.2	6.3
- International Beer	0.7	1.5
- Wine/Australia (including Southcorp)	7.0	27.4
- Wine/Asia and Pacific	0.4	0.9
- Wine/Americas	9.2	17.7
- Wine/Europe	3.7	7.0
	24.2	60.8
Included in International Beer is goodwill associated with equity accounted investments of $0.6 million for the half year ended 31 December 2004 and $1.3 million for the year ended 30 June 2005.		
(h) Profit and Loss Disclosure Adjustments		
Revenue from dividends, rent, non-alcoholic beverage income, sales by Capital Liquor (a division of CUB), hop extract sales, bio-resources income and wine club membership fees previously disclosed in "Other operating revenue" is now recognised as part of gross profit.	95.0	237.8
Agriculture expenses (previously recognised as self generating and regenerating asset expenses) are now disclosed as part of Cost of Sales.	10.8	17.6
Revenue and expenses in relation to discontinued operations previously disclosed in other income, selling, administration and other expenses have been reversed and disclosed against the "Net profit from discontinued operations" line.	471.1	467.8
The benefit from interest rate swaps has been shown net of finance costs rather than interest revenue. Net interest expense remains unchanged.	29.4	71.9

AIFRS Comparatives

	1 July 2004 $m	31 December 2004 $m	30 June 2005 $m
(i) Share Based Payments			

Under AASB 2 "Share-based Payment," share based payments issued to employees are recognised as an expense in respect of the services received, pro-rated over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("vesting date"). The transitional and cumulative financial effect of this adjustment is to increase share capital for the Employee Share Grant portion and reserves for the Long Term Incentive Plan component with a corresponding decrease in retained earnings in the following segments:

	1 July 2004 $m	31 December 2004 $m	30 June 2005 $m
- Australian Beer	1.3	2.9	4.5
- International Beer	0.7	1.1	1.6
- Wine	3.4	6.2	8.7
- Corporate	3.5	5.0	6.6
	8.9	**15.2**	**21.4**

	Half Year Ended 31 December 2004 $m	Year Ended 30 June 2005 $m

The financial impact in the Income Statement is an increase in share based payments expense of $6.3 million ($2.5 million relating to Employee Share Grant) for the half year ended 31 December 2004 and $12.5 million ($4.9 million relating to Employee Share Grant) for the year ended 30 June 2005.

	Half Year Ended 31 December 2004 $m	Year Ended 30 June 2005 $m
- Australian Beer/Australia	1.6	3.2
- International Beer	0.4	0.8
- Wine/Australia	0.5	1.1
- Wine/Asia and Pacific	0.8	1.6
- Wine/Europe	0.1	0.2
- Wine/Americas	1.4	2.5
- Corporate/Australia	1.5	3.1
	6.3	12.5

AIFRS Comparatives

	1 July 2004 $m	31 December 2004 $m	30 June 2005 $m
(j) Non-current Assets Held for Sale and Discontinuing Operations			
The requirements of AASB 5 "*Non-current Assets Held for Sale and Discontinuing Operations*" are for these amounts to be disclosed separately on the balance sheet. The following amounts reclassified to "Non-current assets held for sale" and "Liabilities associated with Non-current assets held for sale" pertain to ALH residual properties, Kent brewery and certain winery and vineyards identified for sale as part of the 2004 Wine Trade Operational Review:			
- Inventories (current)	20.8	20.9	9.3
- Inventories (non-current)	-	-	7.3
- Land and buildings	125.5	115.0	82.2
- Plant and equipment	34.9	23.4	3.4
- Agriculture	21.4	15.4	5.4
Total assets reclassified to "Non-current assets held for sale"	202.6	174.7	107.6
- Payables (current)	(26.7)	(25.3)	(13.3)
- Provisions (current)	(1.4)	(1.4)	(0.4)
- Payables (non-current)	-	-	(12.9)
- Provisions (non-current)	-	-	(0.4)
Total liabilities reclassified to "Liabilities associated with Non-current assets held for sale"	(28.1)	(26.7)	(27.0)
Net balance	**174.5**	**148.0**	**80.6**

(k) Business Combinations

AASB 3 "*Business Combinations*" results in a revision to the calculation of goodwill arising on acquisition of a business. Certain costs previously capitalised to goodwill, such as restructuring costs, are now expensed directly in the income statement. The financial impact of this accounting policy change is to reallocate $70.5 million of Southcorp restructuring expenses (pre tax) from goodwill to F05 profit and loss. Furthermore, contingent liabilities are required to be recognised in the balance sheet as part of the fair value of net assets acquired. Recognition of contingent liabilities will increase the value attributed to goodwill.

	Pre-tax $m	Tax Effect $m	Net Credit to Goodwill $m
- Restructuring Costs	70.5	(21.4)	49.1
- Contingent Liabilities	(2.0)	-	(2.0)
- Other net assets	4.0	(34.5)	(30.5)
- Amortisation of goodwill	(10.3)	-	(10.3)
Goodwill adjustment on transition to AIFRS	**62.2**	**(55.9)**	**6.3**

F05 Comparative profit decrease	Pre-tax $m	Tax Effect $m	Net debit to F05 profit $m
- Restructuring Costs			
- Wine	66.4	(20.8)	45.6
- Corporate	7.2	(1.9)	5.3
	73.6	**(22.7)**	**50.9**
- *Amortisation of goodwill*	(10.3)	-	(10.3)
Net profit impact	**63.3**	**(22.7)**	**40.6**

Southcorp restructuring costs affecting the F05 income statement of $50.9 million ($73.6 million pre-tax) is higher than the $49.1 million ($70.5 million pre tax) reduction to goodwill due to an Americas restructuring transaction of $1.8 million ($3.1 million pre tax) which was not recognised under previous GAAP.

The reduction to goodwill of $6.3 million is lower than the reduction to F05 net profit due to:	Pre-tax $m	Tax Effect $m	Net Impact $m
- recognition of contingent liability direct to goodwill	2.0	-	2.0
- movement in Southcorp acquired net assets due to AIFRS changes	(4.0)	34.5	30.5
- recognition of Americas restructuring provision	3.1	(1.3)	1.8
	1.1	**33.2**	**34.3**

AIFRS Comparatives

(l) Retained Earnings

The effect on retained earnings of the changes set out above are as follows:

	1 July 2004 $m	31 December 2004 $m	30 June 2005 $m
Foreign Currency Translation Reserve	(294.3)	(294.3)	(294.3)
Impairment of Assets	(5.0)	(5.0)	(8.1)
Share Based Payments	(8.9)	(8.9)	(8.9)
Brand Names, Mailing Lists, Patents and Licenses	(565.8)	(565.8)	(565.8)
Employee Benefits – Superannuation	(13.3)	(13.3)	(13.3)
Borrowing Costs	(37.5)	(37.5)	(37.5)
Income Taxes	(445.2)	(445.2)	(445.2)
Impact on opening retained earnings	**(1,370.0)**	**(1,370.0)**	**(1,370.0)**
Superannuation actuarial gains recognised directly in equity	-	-	2.5
	(1,370.0)	**(1,370.0)**	**(1,367.5)**
- Pre tax	-	25.3	(13.3)
- Tax	-	(8.8)	(2.9)
Impact on net profit after tax (including significant items)	-	16.5	(16.2)
Reversal of F05 transfer between reserves	-	-	(68.6)
Total impact on retained profits	**(1,370.0)**	**(1,353.5)**	**(1,452.3)**

(m) Net profit and loss movements

	Half Year Ended 31 December 2004 $m	Year Ended 30 June 2005 $m
Other expenses movement comprises		
Reduction in amortisation of brand names and mailing lists - refer (c)	6.0	12.1
Reduction in amortisation of goodwill - refer (g)	23.6	59.5
Share-based payments - refer (l)	(6.3)	(12.5)
Southcorp restructuring costs reclassified from goodwill - refer (k)	-	(73.6)
Impairment to goodwill - refer (b)	-	(3.1)
	23.3	(17.6)
Profit before tax from continuing operations movements comprises		
Reduction in amortisation of brand names and mailing lists - refer (c)	6.0	12.1
Reduction of amortisation of goodwill (including equity accounting disclosure) - refer (g)	24.2	60.8
Share-based payments - refer (i)	(6.3)	(12.5)
Southcorp restructuring costs reclassified from goodwill - refer (k)	-	(73.6)
Elimination of capitalised borrowing costs – refer (f)	1.4	3.0
Impairment of goodwill - refer (b)	-	(3.1)
	25.3	(13.3)

AIFRS Comparatives

	1 July 2004 $m	31 December 2004 $m	30 June 2005 $m
(n) Employee Entitlements			
AASB 101 "Presentation of Financial Statements" provides guidance on classification of current and non-current liabilities, stating that where an entity does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date, that liability shall be classified as current. The Group has reclassified its non-current employee entitlements to current where such conditions exist. The total amount transferred from non-current employee entitlements to current is as follows:	44.9	39.6	41.0


FOSTER'S
GROUP
AIFRS comparative restatement
6 months to 31 December 2004

Highlights

FOSTER'S GROUP

- 29th July announcement identified estimates of AIFRS adjustments
- Tax and further review work completed, providing final comparative figures
- HY05 net profit increases by $16.5m to $773.5m due to changes in amortisation and capitalised interest, offset by share based payments and tax expense.

2

Key Financials

FOSTER'S GROUP

Reported Results	HY05 AGAAP	AIFRS Impact	HY05 AIFRS
Volume (000's 9 litre case equivalent)	123,552		123,592
NSR	2,030.1		2,030.1
EBITAS	500.6	(6.3)	494.3
EBIT (continuing operations)	438.3	23.9	462.2
NPAT	757.0	16.5	773.5
EPS	37.8	0.9	38.7
Net operating cash flow	207.2		207.2
Significant items (after tax)	461.7	(454.2)	7.5
Discontinued operations	16.9	454.2	471.1
Net Debt	810.3		810.3
Gearing	16.4	5.6	22.0
EBITAS interest cover	14.0	0.3	14.3
EBIT interest cover	13.8	0.4	14.2

Key Financials

FOSTER'S GROUP

Normalised Results	HY05 AGAAP	AIFRS Impact	HY05 AIFRS
NSR	2,030.1		2,030.1
EBITAS	476.5	(6.3)	470.2
NPAT	315.4	(13.7)	301.7
EPS	15.8	(0.7)	15.1
Net operating cash flow	295.6		295.6
Post tax adjustments for:			
Significant items	461.7	(454.2)	7.5
Discontinued operations (Lensworth; ALH)	16.9	454.2	471.1
Amortisation & SGARA	(37.0)	30.1	(6.9)

Normalised Net Income / EPS

FOSTER'S GROUP

	HY05 AGAAP	AIFRS Impact	HY05 AIFRS
Net income after tax (as reported)	757.0	16.5	773.5
Amortisation	34.2	(30.2)	4.0
SGARA (net of tax)	2.8		2.8
Significant items (net of tax)			
- Continuing	(7.5)		(7.5)
- Discontinued Lensworth	(454.2)		(454.2)
Discontinued Operations (net of tax)	(16.9)		(16.9)
Normalised Net Income after tax	315.4	(13.7)	301.7
Average Shares (m)	2,000.3		2,000.3
Basic EPS (cents)	37.8	0.9	38.7
Normalised EPS (cents)	15.8	(0.7)	15.1

EBITAS By Division

FOSTER'S GROUP

	HY05 AGAAP	AIFRS Impact	HY05 AIFRS
CUB Beverages	317.5	(1.6)	315.9
Wine Trade	137.2	(2.3)	134.9
Wine Clubs & Services	30.4	(0.5)	29.9
Total BBWE	167.6	(2.8)	164.8
FBI	23.1	(0.4)	22.7
Corporate	(31.7)	(1.5)	(33.2)
Total Continuing	476.5	(6.3)	470.2
Discontinued Operations (ALH & Lensworth)	24.1	-	24.1
TOTAL EBITAS	500.6	(6.3)	494.3

EBIT By Division

FOSTER'S GROUP

	HY05 AGAAP	AIFRS Impact	HY05 AIFRS
CUB Beverages	313.6	1.6	315.2
Wine Trade	119.7	8.9	128.6
Wine Clubs & Services	14.3	14.6	28.9
Total BBWE	134.0	23.6	157.5
FBI	22.4	0.3	22.7
Corporate	(31.7)	(1.5)	(33.2)
Total Continuing	438.3	23.9	462.2
Discontinued Operations (ALH & Lensworth)	24.1	-	24.1
TOTAL EBIT	462.4	23.9	486.3

7

Carlton and United Beverages

FOSTER'S GROUP

	HY05 AGAAP	AIFRS Impact	HY05 AIFRS
Beer Volume (000 9 litre case equivalent)	54,284		54,284
Total Volume* (000 9 litre case equivalent)	57,584		57,584
Net Sales Revenue**	1,002.2		1,002.2
EBITA	317.5	(1.6)	315.9
EBIT	313.6	1.6	315.2
Amortisation	3.9	(3.2)	0.7
Depreciation	23.3		23.3
Capex	64.8		64.8
Normalised OCFPIT	272.5		272.5

* Total volume includes all CUB alcoholic beverages – beer, spirits/RTDs, cider

** Net Sales Revenue from all core CUB alcoholic beverages.

8